CanAlaska Uranium Ltd. CVV - TSX.V CVVUF - OTCBB DH7 – Frankfurt

August 30, 2010

To:

All Applicable Securities Commissions

and;

TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Amended management discussion & Analysis (“MD&A”) for the fiscal year ended April 30, 2010.

The Company previously filed its MD&A for the fiscal year ended April 30, 2010 on SEDAR, EDGAR, and the Company’s web site on August 23, 2010.  The MD&A has been amended and is being re-filed on SEDAR and EDGAR and the Company’s web site effective Monday August 30, 2010.

The MD&A issued on August 23, 2010 was amended in order to comply with Part 2 Item 1.3, Selected Annual Information as required by Form 51-102F1.  The Company is required to provide financial data for the three most recently completed financial years.  The original filing of August 23, 2010 provided this information for the two most recently completed financial years.  The re-filed Amended MD&A now reflect the data for the three most recently completed financial years.

The specific areas that were amended are as follows:

1.

The Index item # 8 on page 1 was changed to Annual Financial Information (Previously titled Summary of

Financial Position and Performance).

2.

Page 32, Table 25 of Quarterly and Annual Financial Information, financial data has been inserted for the

Year End 2008.

3.

Page 33, Table 26 Financial Position Summary, financial data has been inserted for the year ended April

30, 2008.

The copy of the amended MD&A for the fiscal year ended April 30, 2010 has been filed on SEDAR, EDGAR and the Company’s web site on August 30, 2010 containing the above noted corrections.

Yours truly,

CANALASKA URANIUM LTD.

“Peter Dasler”

Peter Dasler,

CEO.

Tel: +1-604-688-3211   Fax: +1-604-688-3217     #1020 625 Howe Street, Vancouver, B.C., Canada V6C 2T6

www.canalaska.com    Email: info@canalaska.com